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Exhibit 99.2                         -45-

             IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                     IN AND FOR NEW CASTLE COUNTY



IN THE MATTER OF NORTH                     CONSOLIDATED
EUROPEAN OIL CORPORATION                   Civil Action No. 753
                                       )
----------------------------------     )
                                       )
SARAH JACKSON, Escheator of the        )
State of Delaware,                     )
                                       )
                      Plaintiff,       )
                                       )
                v.                     )   Civil Action No. 8731
                                       )
NORTH EUROPEAN OIL ROYALTY Trust,      )
and ROBERT P. ADELMAN, ROBERT J.       )
CASTLE, WILLARD B. TAYLOR and          )
JOHN H. VAN KIRK, Its Trustees,        )
                                       )
                      Defendants.      )


                                 NOTICE
                                --------
Notice is hereby given that Sarah Jackson, in her capacity as Escheator of the State of Delaware ("Escheator"), and the North European Oil Royalty Trust (the "Trust), and Robert P. Adelman, Robert J. Castle, Willard B. Taylor and John H. Van Kirk (collectively, the "Trustees"), being all the Trustees of the Trust, have filed a Joint Petition for Approval of Settlement of Pending Litigation (the "Joint Petition") with the Court.
                                Hearing
                               ---------

     A hearing on the aforesaid Joint Petition will be held on the ____ day of ______, 1995 at ______ before the Court of Chancery, Daniel L. Herrmann Courthouse, 11th and King Streets, Wilmington, Delaware.

     The Court has ordered that all holders of certificates for units ("Certificate Holders") of the North European Oil Royalty Trust ("NEORT"), the Solicitor ad litem and any unlocated stockholders of the North European Oil Corporation ("Corporation") or the North European Oil Company ("Company") may appear at such hearing in person or by counsel and be heard with respect to the Joint Petition. The right to appear is conditioned on compliance with the terms set forth below. Any person who wishes to object or comment upon the Petition may do so, provided, however, that no such objections or comments shall be considered by the Court (unless the Court in its discretion shall otherwise direct, upon application of such persons and for good cause shown), unless no later than ten (10) days prior to the hearing (i) a written statement of such person's objections and/or comments,
(ii) a written statement of the grounds thereof, (iii) all other documents or writings that such person desires the Court to consider and (iv) a notice of such person's intent to appear personally or through counsel at the hearing shall have been filed with the Register in Chancery, Daniel L. Herrmann Courthouse, 11th and King Streets, Wilmington, Delaware 19801 and, before such filing shall have been served upon Leonard S. Togman, Esquire,

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Potter Anderson & Corroon, 350 Delaware Trust Building, P.O. Box 951,
Wilmington, Delaware 19899, counsel for the North European Oil Royalty Trust, Joseph Patrick Hurley, Esquire, Division of Revenue, 820 North French Street, Wilmington, Delaware 19801, counsel for the Escheator of the State of Delaware, and the Solicitor ad litem, [name and address].

                     Description of Pending Litigation
                          and Proposed Settlement
                    -----------------------------------

                    Background of Civil Action No. 8731
                   -------------------------------------

        1. On November 20, 1986, the Escheator, as plaintiff, filed a complaint against the Trust and its Trustees, as defendants, seeking an order directing them, inter alia, to deliver to the Escheator all property escheatable to the State of Delaware, including all Trust units, dividends and distributions attributable to unlocated or unknown stockholders of Company or Corporation. At various times since then, the Escheator and the Trust have engaged in settlement negotiations leading to agreement on the settlement terms presented for approval by the Court.

               Terms of Proposed Settlement in Civil Action 8731
              ---------------------------------------------------

        2. The settlement between the Trust and the State of Delaware will cover the Trust units, dividends and distributions attributable to each stockholder listed on the books and records of the Trust who (i) is a brokerage firm or other nominee which has been unable to locate its stock certificate, with the beneficial owner unknown to the Trust or to said brokerage house or nominee ("Broker Units"), (ii) has no name or address, or
(iii) has a last known address in Delaware or a foreign country ((i) through (iii) collectively, "Category I Unlocated Stockholders"). The parties agree that the Trust units attributable to all Category I Unlocated Stockholders, if subject to escheat, will at some time in the future escheat to the State of Delaware either as the domicile of the Trust or as the domicile of the beneficial owner. See Delaware v. New York, 113 S. Ct. 1550 (1993); Texas
v. New Jersey, 379 U.S. 674 (1965). The Broker Units, which constitute the vast majority of Trust units attributable to the Category I Unlocated Stockholders (approximately 97%), will at some time in the future escheat to the State of Delaware as the domicile of NEORT under the "secondary rule" of escheat set forth in Delaware v. New York, 113 S.Ct. at 1556. Those unlocated stockholders (representing 116,046, or approximately 13%, of the total of 876,606 Trust units not issued as of September 30, 1995) which are not included in the Category I Unlocated Stockholders shall collectively be referred to as "Category II Unlocated Stockholders."

        3. Under the proposed settlement, the Trust will issue to the Escheator certificates for all of the Trust units attributable to the Category I Unlocated Stockholders, according to the following schedule:

             a. Within thirty (30) days after the Court's order approving the Settlement becomes final and non-appealable (or in the event of appeal, within thirty (30) days after final determination of all appeals), the Trust shall issue to the Escheator a certificate or certificates for fifty percent (50%) of the Trust units attributable to Category I Unlocated Stockholders.

             b.   On or before July 1, 2000, the Trust shall issue to the
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Escheator a certificate or certificates for fifty percent (50%)(1) of the then-remaining units attributable to Category I Unlocated Stockholders.

             c. On or before July 1, 2005, the Trust shall issue to the Escheator a certificate for all of the then-remaining Trust units attributable to Category I Unlocated Stockholders. The parties have agreed that until June 30, 2005, the Trust units so delivered to the Escheator shall be fully entitled to all future distributions and included in the computation base for such distributions.

        4. Beginning on the date when the Trust issues to the Escheator the first certificate for Trust units attributable to Category I Unlocated Stockholders, if any shares of the Category I Unlocated Stockholders are tendered in exchange for Trust units, the Trust shall continue to administer such claims. In computing the amounts to be paid to any such claimants, the amounts of distributions made after the time of this settlement until claim allowance and payment shall be added to the amount required to be paid to such allowed claimant. Nevertheless, the obligation to issue Trust units and pay dividends and distributions with respect to such shares in accordance with Section 3.10 of the Royalty Trust Agreement shall be borne by and between the Trust and the Escheator in the following proportion: (i) from the date the Trust first issues certificates for units to the Escheator to June 30, 2000, the Trust and Escheator shall each pay fifty percent (50%) of all claims; (ii) from July 1, 2000 to June 30, 2005, the Trust shall pay twenty-five percent (25%) and the Escheator shall pay seventy-five percent
(75%) of all claims.   At all stages of this settlement following the
initial date at which the Escheator receives the first certificates for Trust units and continuing through June 30, 2005, the Escheator's liability under this paragraph for allowed claims shall be limited to the total value of Trust units and distributions it has received from the Trust and any shortfall shall be paid by the Trust. Based on the past historic experience with such claims, the Trustees and the Escheator believe that the Escheator will not be presented with requests for Trust units, dividends or distributions in excess of amounts received from the Trust.

        5. Upon entry of an order confirming this settlement, Section 3.10 of the Royalty Trust Agreement shall be deemed amended to provide that, effective July 1, 2005, after certificates for all Trust units attributable to Category I Unlocated Stockholders have been issued to the Escheator, the Trustees shall have no further obligation to issue Trust units or pay dividends or distributions to Category I Unlocated Stockholders included in this settlement. From and after that date, all claims by Category I Unlocated Stockholders against the Trust under Section 3.10 shall be barred, and any Category I Unlocated Stockholder with evidence of ownership or entitlement to Corporation or Company shares shall be entitled only to file a claim with the Escheator in accordance with 12 Del.C. Sec. 1206.

        6. Upon entry of an order confirming this settlement, section 4.7 of the Royalty Trust Agreement shall be deemed amended to provide that, effective July 1, 2005, after certificates for all Trust units owed to the Category I Unlocated Stockholders have been issued to the Escheator, the Trust shall no longer be required to set aside any amount for claims by the Category I Unlocated Stockholders upon termination of the Trust and any amounts remaining at the time of termination of the Trust may be disbursed or distributed as if the shares of the Category I Unlocated Stockholders had never existed.

        7. In the view of the petitioner Trust, the Category II Unlocated Stockholders are in the same position with respect to other potential
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escheator states, as are the Category I Unlocated Stockholders with respect to the State of Delaware. For that reason, petitioner Trust is prepared to effect substantially the same arrangement with each such state, notwithstanding the absence of present property covered by escheat. If authorized by this Court, the Trust would enter into a similar arrangement with those states which accept the settlement arrangements proposed for Delaware.

        8. Section 3.10 of the Royalty Trust Agreement shall be deemed amended to provide that effective at the earlier of July 1, 2005 or after the certificates for all Trust units attributable to Category II Unlocated Stockholders have been issued to the appropriate state Escheator, the Trustees shall have no further obligation to issue Trust units or pay dividends or distributions to Category II Unlocated Stockholders. From and after that date, all claims by Category II Unlocated Stockholders against the Trust under Section 3.10 shall be barred and any Category II Unlocated Stockholders with evidence of ownership or entitlement to Corporation or Company shares shall be entitled only to file a claim with the appropriate state Escheator.

        9.  Similarly, upon entry of an order confirming the settlement,
Section 4.7 of the Royalty Trust Agreement shall be deemed amended to provide that, effective at the earlier of July 1, 2005 or after certificates for all Trust units owed to the Category II Unlocated Stockholders have been escheated to the states of their respective last known addressees, the Trust shall no longer be required to set aside any amount for claims by the Category II Unlocated Stockholders upon the termination of the Trust, and any amounts remaining at the time of termination of the Trust may be disbursed or distributed as if the shares of the Category II Unlocated Stockholders had never existed.


                      Evaluation of Settlement Terms
                     --------------------------------

        10. The Escheator and the Trust have concluded that the proposed settlement terms represent a fair and reasonable compromise for the State of Delaware, the Trust, the certificate holders and the unlocated stockholders, and will avoid further litigation, with attendant costs and risks for all concerned interests.

        11. The settlement is beneficial to the State of Delaware, because it eliminates the risks of litigation, and results in the transfer of substantial property to the State of Delaware.

        12. The settlement will also resolve potentially conflicting obligations of the Trustees to Trust unit owners on one hand, and to unlocated stockholders on the other. The conflict is inherent in the terms of the Royalty Trust Agreement. At the time termination of the Trust is contemplated under Article Four of the Royalty Trust Agreement, it would be impossible to satisfy the possible indicated scope of the amount which would then be required to be set aside from the then future revenue of the Trust or the sale of the Trust's assets. As of October 31, 1994, the amount which would be required would be $25,145,456. In 1975, when the Royalty Trust Agreement was created, the future growth of the set aside and the origin of this conflict was not foreseeable.

        13. While the early transfer of Trust units to the State of Delaware as part of the settlement will result in a substantial dilution of
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issued and outstanding units of the Trust, the settlement will allow the orderly liquidation of the Trust's contingent liability to unlocated stockholders by the year 2005, eliminate the financial uncertainty which flowed from that contingency, and permit the orderly termination of the Trust at some future date.

        14. The unlocated stockholders have benefitted greatly from the growth of the Company and subsequently the Trust. While the Company in 1975 or earlier could have pursued a course that would have significantly reduced the amount the unlocated stockholders might have received and in the process eliminated the issue of contingent liability, it chose instead to fully protect their rights. The Company and, later, the Trust have expended substantial sums in attempting to find unlocated stockholders and to advise them how to exchange their shares for Trust units. Through such search efforts and by resisting claims by nominee record owners, who were not beneficial owners, and potential and actual escheat claims, the Company and the Trustees have significantly increased the amounts received by unlocated stockholders who presented claims. The settlement will preserve for unlocated stockholders who appear before July 1, 2005, all dividends and distributions attributable as of the date of submission of claims. In the unlikely event that any further unlocated stockholders should appear after July 1, 2005, they will still be entitled to claim the value of the Trust units as of the date of escheat under the escheat law.

         The Joint Petition is open for inspection by any interested person during the regular business hours at the office of the Register in Chancery, Daniel L. Herrmann Courthouse, 11th and King Streets, Wilmington, Delaware. No further notice of these proceedings will be given.
                                   Respectfully,

                                   NORTH EUROPEAN OIL ROYALTY TRUST


                              BY:  /s/John H. Van Kirk
                                   -------------------------------------
                                      John H. Van Kirk, Managing Trustee